FOR IMMEDIATE RELEASE

Contact:          Michael K. Robinson
                  Executive Vice President & Chief Financial Officer
                  704-319-1000
                  mrobinson@uslec.com

                NORTH CAROLINA UTILITIES COMMISSION ISSUES ORDER
                 DENYING PAYMENT TO US LEC FOR METACOMM TRAFFIC


         CHARLOTTE, NC (April 3, 2000)-US LEC Corp.(Nasdaq: CLEC), a leading provider of integrated telecommunications services, today issued the following statement. As US LEC Corp. has previously reported, BellSouth Telecommunications Inc. ("BellSouth") began a proceeding in September 1998 before the North Carolina Utilities Commission ("NCUC") seeking to be relieved of any obligation under its interconnection agreements with the Company to pay reciprocal compensation for traffic related to the network operated by Metacomm, LLC ("Metacomm"), a customer of both US LEC and BellSouth. After the close of the securities markets on March 31, 2000, the NCUC issued an order in this proceeding that relieves BellSouth from paying reciprocal compensation to US LEC for any minutes of use attributable to Metacomm network traffic and requires US LEC to cease billing BellSouth reciprocal compensation for minutes of use attributable to the Metacomm or any similar network (the "March 31 Order").

         The March 31 Order does not affect in any way the NCUC's order of February 1998 requiring BellSouth to pay reciprocal compensation to the Company for Internet service provider ("ISP") traffic in North Carolina. It relates solely to traffic on Metacomm's "always-on" network in North Carolina (the only state in which Metacomm operates and the only state in which US LEC provides service to such a network). As previously announced, the Company received a payment of $11.2 million from BellSouth on July 16, 1999, representing a portion of

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the amounts due to the Company for non-Metacomm reciprocal compensation for
ISP traffic in North Carolina. The March 31 Order also has no effect on US LEC's operations in any other state or its pending claims against BellSouth for reciprocal compensation for ISP traffic in Florida, Georgia and Tennessee.

         Aaron D. Cowell, Jr., the Company's President, said: "While we are extremely disappointed with the unexpected outcome of this decision, including the failure of the NCUC to require BellSouth to pay reciprocal compensation to us for usage of the Metacomm network by its customers, US LEC will comply fully with the March 31 Order. We believe it is in the best interests of the Company and all our constituencies, including our employees, customers and stockholders, to move forward and focus US LEC's resources on the continued expansion of our core business. It is important to stress that this decision will not affect our ongoing business strategy, expansion plans or operating environment."

         As reported in the Company's Form 10-K for the year ended December 31, 1999 (the "10-K"), filed with the Securities and Exchange Commission on March 30, 2000, the Company recorded approximately $50 million and $98 million of reciprocal compensation revenue related to Metacomm network traffic, before allowances of $12 million and $27 million, for the fiscal year ended 1998 and 1999, respectively.

         The Company estimates that the March 31 Order will result in a pre-tax, nonrecurring charge of approximately $55 million (which will be reduced by income taxes of approximately $20 million) in the first quarter 2000. The charge, which is noncash, is composed of the write-off of approximately $153 million in receivables related to reciprocal compensation revenue offset by previously established reserves of $39 million and a reduction of $59 million in commissions owed to Metacomm. Also, the Company had previously recorded $21 million of

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advances to Metacomm and a $15 million receivable for services provided to
Metacomm. Richard T. Aab, Chairman of US LEC, indirectly controls Metacomm, and has assured the Company that these amounts will be paid.

         The noncash charge in the first quarter 2000 is not expected to affect the Company's growth plans for its core business. At March 31, 2000, the Company had approximately $8 million in cash and $58 million of borrowing availability under its senior credit facility. In addition, both Bain Capital Inc. ("Bain") and Thomas H. Lee Partners, L.P. ("THL") have confirmed that their affiliates intend to finalize the transaction for their investments of $200 million in a new series of the Company's convertible preferred stock and an option to invest up to an additional $100 million in another series of convertible preferred stock. A letter of intent for this transaction was originally announced by the Company on February 25, 2000. With the Company's borrowing availability under its senior credit facility and the amounts to be invested by affiliates of Bain and THL, the Company believes that it has the necessary capital resources to implement its business strategy over the next several years.

         Michael K. Robinson, the Company's Chief Financial Officer, commented:
"US LEC has continued to execute and demonstrate strong sequential growth in our core business, exclusive of reciprocal compensation. For the year ended December 31, 1999, gross revenue minus reciprocal compensation and related revenue grew by approximately 125% compared with 1998. As previously announced, the Company has not included in its business plan any Metacomm related revenue for 2000 and beyond. We expect that our core local business and data services will continue to drive the Company's growth in 2000, and we believe that US LEC is well positioned for future success as a full service telecommunications provider."


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

         US LEC currently offers local, long distance, data, Internet and enhanced services to customers in selected markets in North Carolina, Georgia, Tennessee, Florida, Virginia, Alabama, Pennsylvania, Mississippi, South Carolina, Kentucky, Washington, D.C. and Maryland. In addition, US LEC is currently certified to provide telecommunications services in Delaware, New Jersey, Texas, Massachusetts, New York and Ohio. US LEC's network is comprised of seventeen Lucent 5ESS(R) AnyMedia(TM) digital switches in Charlotte, Raleigh/Durham, Greensboro/Winston-Salem, Atlanta, Memphis, Nashville, Knoxville, Orlando, Miami, Tampa/St. Petersburg, Jacksonville, Norfolk/Virginia Beach, Richmond, Birmingham, Philadelphia, Northern Virginia/Washington, D.C., and Baltimore, in addition to its Alcatel MegaHub(R) 600ES switch in Charlotte. The Company primarily serves telecommunications-intensive customers including businesses, universities, financial institutions, professional service firms and practices, hospitals, enhanced service providers, Internet service providers, hotels, and government agencies. As of February 29, 2000, US LEC reported its Customer Connections* in the following terms: Over 52,000 business trunks, over 20,000 ISP/ESP trunks (excluding Metacomm) and over 15,000 business lines. US LEC can be found on the World Wide Web at www.uslec.com.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS, SUBJECT TO UNCERTAINTIES AND RISKS, INCLUDING THE RISK THAT THE PLANNED INVESTMENTS BY AFFILIATES OF BAIN AND THL MAY NOT CLOSE, THE DEMAND FOR US LEC'S SERVICES, THE ABILITY OF THE COMPANY TO INTRODUCE ADDITIONAL PRODUCTS, THE ABILITY OF THE COMPANY TO SUCCESSFULLY ATTRACT AND RETAIN PERSONNEL, COMPETITION, UNCERTAINTIES REGARDING ITS DEALINGS WITH ILECS AND OTHER TELECOMMUNICATIONS CARRIERS AND FACILITIES PROVIDERS, REGULATORY UNCERTAINTIES, AND THE POSSIBILITY OF AN ADVERSE DECISION RELATED TO RECIPROCAL COMPENSATION OWING TO THE

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COMPANY BY BELLSOUTH FOR ISP TRAFFIC, AS WELL AS THE COMPANY'S ABILITY TO BEGIN
OPERATIONS IN ADDITIONAL MARKETS. THESE AND OTHER APPLICABLE RISKS ARE SUMMARIZED IN THE "FORWARD-LOOKING STATEMENTS AND RISK FACTORS" SECTION AND ELSEWHERE IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 1999, AND IN OTHER REPORTS WHICH ARE ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.


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